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                                                    hours per form ........14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                         SAVOIR TECHNOLOGY GROUP, INC.
______________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
______________________________________________________________________________
                        (Title and Class of Securities)

                                  80533W1071
               ________________________________________________
                                (CUSIP Number)

            Jeffrey S. Lambert, Strome Investment Management, L.P.
     100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 (310) 917-6600
______________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 8, 1999
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 2 of 13
-------------------------                                   ------------------
------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Investment Management, L.P., #95-4450882
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                                   (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
------------------------------------------------------------------------------
                                   SOLE VOTING POWER
       NUMBER OF              7

        SHARES                ------------------------------------------------
                                   SHARED VOTING POWER
      BENEFICIALLY            8
                                   789,188
       OWNED BY               ------------------------------------------------
                                   SOLE DISPOSITIVE POWER
         EACH                 9

       REPORTING              ------------------------------------------------
                                   SHARED DISPOSITIVE POWER
        PERSON                10

         WITH                      789,188
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                   789,188
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     5.81%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN, IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 3 of 13
-------------------------                                   ------------------
------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     SSCO, Inc., 95-4450883
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                                   (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
------------------------------------------------------------------------------
                                   SOLE VOTING POWER
       NUMBER OF              7

        SHARES                ------------------------------------------------
                                   SHARED VOTING POWER
      BENEFICIALLY            8
                                   789,188
       OWNED BY               ------------------------------------------------
                                   SOLE DISPOSITIVE POWER
         EACH                 9

       REPORTING              ------------------------------------------------
                                   SHARED DISPOSITIVE POWER
        PERSON                10

         WITH                      789,188
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                   789,188
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     5.81%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 4 of 13
-------------------------                                   ------------------
------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Mark E. Strome
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                                   (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States
------------------------------------------------------------------------------
                                   SOLE VOTING POWER
       NUMBER OF              7

        SHARES                ------------------------------------------------
                                   SHARED VOTING POWER
      BENEFICIALLY            8
                                   789,188
       OWNED BY               ------------------------------------------------
                                   SOLE DISPOSITIVE POWER
         EACH                 9

       REPORTING              ------------------------------------------------
                                   SHARED DISPOSITIVE POWER
        PERSON                10

         WITH                      789,188
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                   789,188
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     5.81%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 5 of 13
-------------------------                                   ------------------
Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Stock"), of Savoir Technology Group, Inc. (the "Company"). The Stock trades on the NASDAQ National Market. The Company's principal executive offices are located at 254 East Hacienda Avenue, Campbell, California 95008. The number of issued and outstanding shares of Stock as of July 31, 1999, as set forth in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, is 12,927,127.

Item 2.  Identity and Background

(a) This statement on Schedule 13D is being filed by (i) Strome Investment Management, L.P. ("SIM"), a registered investment adviser; (ii) SSCO, Inc. ("SSCO") as sole general partner of SIM; and (iii) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SIM, SSCO and Strome are sometimes collectively referred to hereinafter as the "Reporting Persons."

     SIM is a Delaware limited partnership and a registered investment adviser. SIM is the sole general partner of and investment adviser to two investment limited partnerships, and is also the investment adviser to two offshore investment corporations. The investment limited partnerships and the offshore investment corporations (collectively referred to hereinafter as the "Entities") have acquired 133,087 shares of the common stock of Savoir Technology Group, Inc. ("SVTG"). The Entities also have the right to acquire 193,506 shares of the common stock of SVTG pursuant to certain warrants which are presently exercisable. In addition, the Entities hold 387,012 shares of SVTG Series A Preferred stock. The preferred stock is presently convertible into 1.1953 SVTG common shares for each share of Series A Preferred stcok. Therefore, the Entities beneficially own 789,188 shares of the common stock (the "Stock") of SVTG (computed in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended). Based upon SVTG's Form 10-Q dated June 30, 1999, as of the date hereof, the Entities beneficially own approximately 5.81% of the common stock of SVTG (similarly computed).

     SSCO is the sole general partner of SIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark
     E. Strome is the settlor and a trustee of the Trust.

     SIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnerships that directly own shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Entities). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to Item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 6 of 13
-------------------------                                   ------------------
     any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., 15th Floor, Santa Monica, California 90401.

(c) The business of (i) SIM is the provision of discretionary investment management services to institutional clients; (ii) SSCO is to serve as the general partner of SIM; and (iii) Strome is the provision of discretionary investment management services through SIM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SIM is a Delaware limited partnership; (ii) SSCO is a Delaware corporation; and (iii) Strome is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by all Reporting Persons is $3,948,568.82. The source of funds for this consideration was working capital.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Stock as an investment and view their investment as having significant potential for increased value. Yet the Company faces a variety of challenges. The Reporting Persons believe that the Company's stock has underperformed, and that the current stock price does not reflect the Company's true value. The Reporting Persons are disappointed with the performance of the Company's management whose action should be focused on increasing shareholder value. The Reporting Persons intend to use their positions as significant shareholders to communicate with management their views with respect to enhancing shareholder value. The Reporting Persons may also discuss with other shareholders their views on the current performance of management. Although no decision has been made, depending on the future performance of management, the Reporting Persons may seek to influence management of the Company by seeking representation on the Board of Directors.

     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other shareholders to participate with the Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax aspects or other factors.

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 7 of 13
-------------------------                                   ------------------
     Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

     (i) SIM, (y) as general partner of and discretionary investment adviser to the investment limited partnerships and (z) discretionary investment adviser to offshore investment corporations, beneficially owns 789,188 shares of Stock and is the beneficial owner of 5.81% of the Stock.

     (ii) SSCO, as the general partner of SIM, beneficially owns 789,188 shares of the Stock and is the beneficial owner of 5.81% of the Stock.

     (iii) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 789,188 shares of the Stock, and is the beneficial owner of 5.81% of the Stock.

     The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.81% of the Stock.

(b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients and to direct the vote on behalf of the advisory clients. No advisory client owns more than 5% of the Stock.

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 8 of 13
-------------------------                                   ------------------

==========================================================================================================
                   No. of          Percentage        Sole           Shared          Sole          Shared
                   Shares           of Class         Power         Power to         Power        Power to
                Beneficially                          to             Vote            to           Dispose
                    Owned                            Vote                          Dispose
----------------------------------------------------------------------------------------------------------
SIM                789,188           5.81%             0           789,188            0           789,188
----------------------------------------------------------------------------------------------------------
SSCO               789,188           5.81%             0           789,188            0           789,188
----------------------------------------------------------------------------------------------------------
Strome             789,188           5.81%             0           789,188            0           789,188
==========================================================================================================

     (c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since September 8, 1999 are set forth below. All such transactions were open market transactions and were effected through NASDAQ. No other transactions were effected by the Reporting Persons during such period.

================================================================================================
    PARTY                   TRADE DATE           BOUGHT             NET AMOUNT         PER SHARE
                                                 (SOLD)
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/08/99              (700)           $  6,315.53           9.0222
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/09/99            (1,000)           $  9,147.19           9.1472
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/10/99            (2,300)           $ 20,607.31           8.9597
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/17/99            (2,000)           $ 16,981.93           8.4910
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/22/99            (2,000)           $ 17,194.42           8.6472
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         09/28/99              (500)           $  4,229.85           8.4597
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/05/99            (4,000)           $ 30,526.45           7.6316
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/12/99           (30,000)           $146,140.05           4.8713
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/13/99           (10,000)           $ 46,473.43           4.6473
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/14/99           (10,000)           $ 45,223.46           4.5224
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/18/99           (20,000)           $ 87,947.03           4.3974
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/19/99           (25,000)           $244,666.74           9.7867
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/20/99           (25,000)           $116,966.05           4.6786
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/26/99           (20,000)           $ 91,696.90           4.5848
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         10/27/99            (1,500)           $  6,877.26           4.5848
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         11/04/99           (10,000)           $ 49,598.32           4.9598
------------------------------------------------------------------------------------------------
SIM, SSCO and STROME         11/08/99           (10,000)           $ 52,723.21           5.2732
================================================================================================

     (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Stock.

     (e)  Not applicable.

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                         PAGE 9 of 13
-------------------------                                   ------------------
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Strome may be deemed to be an ultimate controlling person of the Funds. Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT A  Identification and Classification of Members of the Group

EXHIBIT B  Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C  Disclaimer of Beneficial Ownership

EXHIBIT D  Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


STROME INVESTMENT MANAGEMENT, L.P.
By:  SSCO, Inc., general partner


  By:   /s/ Jeffrey S. Lambert
     --------------------------------
            Jeffrey S. Lambert
            Chief Operating Officer


SSCO, INC.


By:     /s/ Jeffrey S. Lambert
     ------------------------------------
            Jeffrey S. Lambert
            Chief Operating Officer


MARK E. STROME


/s/ Jeffrey S. Lambert
______________________________
Mark E. Strome

Date:  November 8, 1999

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                        PAGE 10 of 13
-------------------------                                   ------------------
                                   EXHIBIT A

           Identification and Classification of Members of the Group
           ---------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the members of the group making this joint filing are identified and classified as follows:

               Name                                 Classification
               ----                                 --------------
Strome Investment Management, L.P.     Investment Adviser registered under
(the "Adviser")                        the Investment Advisers Act of 1940

SSCO, Inc. ("General Partner")         A control person due to its role as
                                       General Partner of the Adviser

Mark E. Strome                         A control person of the Adviser and
                                       settlor and trustee of the trust that is the controlling shareholder of the
                                       General Partner

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                        PAGE 11 of 13
-------------------------                                   ------------------
                                   EXHIBIT B

              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
              ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: November 8, 1999

STROME INVESTMENT MANAGEMENT, L.P.
By:  SSCO, Inc., general partner


  By:   /s/ Jeffrey S. Lambert
     --------------------------------
            Jeffrey S. Lambert
            Chief Operating Officer


SSCO, INC.


By:     /s/ Jeffrey S. Lambert
     ------------------------------------
            Jeffrey S. Lambert
            Chief Operating Officer


MARK E. STROME


/s/ Jeffrey S. Lambert
______________________________
Mark E. Strome

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                        PAGE 12 of 13
-------------------------                                   ------------------
                                   EXHIBIT C

                      Disclaimer of Beneficial Ownership
                      ----------------------------------

Savoir Technology Group, Inc.
Common Stock
789,188 Shares*

SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(d) filing purposes by Strome Investment Management, L.P. as investment adviser.

*The shares reported and disclaimed herein are $.01 par value Common Stock of the issuer, warrants to acquire such Common Stock and Series A Preferred Stock presently convertible into such Common Stock.

-------------------------                                   ------------------
  CUSIP NO. 80533W1071                                        PAGE 13 of 13
-------------------------                                   ------------------
                                   EXHIBIT D


                           POWER OF ATTORNEY FORM FOR
                       SCHEDULES 13D AND 13G AND FORM 13F


     I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein.
I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May, 1999


/s/ Mark E. Strome
______________________________
Mark E. Strome